UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Mer Telemanagement Solutions Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.03 par value

(Title of Class of Securities)

M69676 209

(CUSIP Number)

David Elliot Lazar

c/o Custodian ventures llc

1185 Avenue of the Americas, 3rd Floor

New York, New York 10036

(646) 768-8417

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 9, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M69676 209

1	NAME OF REPORTING PERSONS Custodian Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 635,877
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 635,877
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 635,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.15%
14	TYPE OF REPORTING PERSON OO

CUSIP No. M69676 209

1	NAME OF REPORTING PERSONS ACTIVIST INVESTING LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 635,877
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 635,877
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 635,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.15%
14	TYPE OF REPORTING PERSON OO

CUSIP No. M69676 209

1	NAME OF REPORTING PERSONS David Elliot Lazar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 635,877
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 635,877
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 635,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.15%
14	TYPE OF REPORTING PERSON IN

CUSIP No. M69676 209

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

This statement relates to the Ordinary Shares, NIS 0.03 par value (the “Shares”), of Mer Telemanagement Solutions Ltd., an Israeli corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 15 Hatidhar Street, Ra’anana 4366517, Israel.

Item 2. Identity and Background.

(a) This statement is filed by:

(i)	Custodian Ventures LLC, a Wyoming limited liability company (“Custodian”), with respect to the Shares directly owned by it; and

(ii)	Activist Investing LLC, a New York limited liability company (“Activist”), with respect to the Shares directly owned by it; and

(iii)	David Elliot Lazar, individually and as the sole member and Chief Executive Officer of Custodian and Activist.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of the Reporting Persons is 1185 Avenue of the Americas, 3rd Floor, New York, New York 10036.

(c) The principal business of Custodian is investing in securities and engaging in all related activities and transactions. The principal occupation of Mr. Lazar is serving as Chief Executive Officer of Custodian.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Lazar is a citizen of the United States of America and of Israel.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares purchased by Custodian were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 635,877 Shares directly beneficially owned by Custodian is approximately $1,428,772, excluding brokerage commissions.

CUSIP No. M69676 209

Item 4. Purpose of Transaction.

Present a Position Statement by the Reporting Persons with respect to the proposals to be voted on in the Company’s general meeting of shareholders to be held on May 5, 2021. The Reporting Persons’ Position Statement is attached hereto as Schedule A.

CUSIP No. M69676 209

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 4,494,323 Shares outstanding, which is the total number of Shares outstanding as of March 25, 2021, as published by the Issuer.

A.	Custodian Ventures LLC

(a)	As of the close of business on April 1, 2021, Custodian directly beneficially owned 635,877 Shares.

Percentage: Approximately 14.15%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 635,877
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 635,877

(c)	No transactions were made in the Shares by Custodian since the filing of the 13D/A4 by Custodian on March 31, 2021.

B.	Activist Investing LLC

(a)	As of the close of business on April 1, 2021, Activist directly beneficially owned 635,877 Shares.

Percentage: Approximately 14.15%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 635,877
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 635,877

(c)	No transactions were made in the Shares by Activist since the filing of the 13D/A4 by Custodian on March 31, 2021.

CUSIP No. M69676 209

C.	Mr. Lazar

(a)	Mr. Lazar, as the sole member and Chief Executive Officer of Custodian and Activist, may be deemed the beneficial owner of the 635,877 Shares owned by Custodian, Activist and him individually.

Percentage: Approximately 14.15%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 635,877
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 635,877

(c)	No transactions were made in the Shares by Mr. Lazar since the filing of the 13D/A4 by Custodian on March 31, 2021.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 9, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Custodian Ventures LLC, Activist Investing LLC and David Elliot Lazar, dated April 9, 2021.

CUSIP No. M69676 209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 9, 2021

CUSTODIAN VENTURES LLC

By:	/s/ David Elliot Lazar
	Name:	David Elliot Lazar
	Title:	Chief Executive Officer

/s/ David Elliot Lazar
David Elliot Lazar

SCHEDULE A

Position Statement

Mer Telemanagement Solutions Ltd.

15 Hatidhar St.,

Ra’anana 4366517

Israel

Attention:

Haim Mer, Chairman

Roy Hess, CEO

Ofira Bar, CFO

Scott Burell, Director

Isaac Onn, Director

Ronen Twito, Director

Varda Trivaks, Director

Dear Sir/Madam,

Re: Position Statement – Special General Meeting of

Mer Telemanagement Solutions Ltd. (the “Company”)

Mr. David Elliot Lazar, directly, and through his wholly owned companies, Custodian Ventures LLC (“Custodian”) and Activist Investing LLC (collectively: “Lazar”) respectfully submits this position statement in connection with the items included on the agenda of the Company’s special general meeting to be convened pursuant to Custodian’s demand letter dated January 18, 2021 (the “Meeting” and the “Letter” respectively). Custodian delivered the Letter to the Company demanding that the Meeting be convened, so that shareholders of the Company would be allowed to vote upon resolutions to remove the current directors of the Company (except for the external directors) and appoint its proposed directors in their stead.

Lazar specializes in acquisitions of and investments in underperforming and stagnant public companies traded on various exchanges and trading platforms around the world. Lazar has significant experience in increasing shareholder value and is committed to driving positive change in management practices for the benefit of all the Company’s shareholders.

As of April 1, 2021, Lazar beneficially holds 635,877 ordinary shares of the Company. Lazar nor anyone on its behalf has a personal interest with respect to the termination of office of the current members of the Company’s board of directors (the “Board”).

1.	Lazar’s Position on Proposal No. 1.1 – Removal of Current Directors

The Company has failed to achieve any major milestone in recent years and although it has, supposedly, been looking for almost two years for operating businesses to consummate a merger or a similar transaction with, no such opportunity has come to fruition.

The Board claims in its position statement issued on March 25, 2021 along with the summon to the Meeting (the “Board’s Statement”), that it signed a non-binding letter of intent (“LOI”) in December 2020 with a company it revealed no information about (the “Target Company”). Not only that, the letter of intent is non-binding, but as revealed in the court hearing held on March 3, 2021, which is referred to in the Board’s Statement, it does not even include a “No Shop” provision, as is customary in letters of intent whereby parties to a potential transaction wish to express to one another their commitment to the process.

The non-binding nature of the LOI and the lack of a “No Shop” provision cast substantial doubt on the commitment of the Target Company to the process and to getting a deal done. If, after searching for two years for merger candidates in a very ‘hot market’ where companies trading on the Nasdaq are in high demand by private companies, all the Board could come up with is a non-binding LOI, which does not even include a basic “No Shop” provision to support the seriousness of the parties’ intentions, then it is clearly evident that the Board is utterly incompetent to negotiate deals or create value to the Company’s shareholders. The Company’s depressed share price also serves as a clear evidence to the market’s complete lack of confidence in the ability of the current directors and management of the Company to generate value to the Company’s shareholders.

The Board claims in the Board’s Statement that it discussed potential candidates presented by Mr. Lazar, but by its nearly instant dismissive responses to such potential opportunities, clearly no serious consideration was ever given to them. Some of such opportunities presented to the Board were of companies in ‘hot sectors’, such as a Bitcoin Mining company with top class management already associated with one of the largest Nasdaq companies in the space, which already comes with solid capital resources.

The “fear” of the Board, as expressed in the Board’s Statement, that Mr. Lazar has only his own best interest in mind is baseless and misleading, as Mr. Lazar is unequivocally committed to the interest of all the Company’s shareholders, and should he be elected to serve on the Board, will act vigorously for the benefit of all shareholders. Also, the other “fear”, expressed in the Board’s Statement, that Mr. Lazar lacks the business, managerial and market experience that are needed by the Company is, again, baseless and misleading. Since 2012, having led and been involved in dozens of transactions involving publicly-traded companies, Mr. Lazar has gained precisely the type of experience the Board is in dire need of.

Moreover, the Board further falsely claims that Mr. Lazar failed to demonstrate the qualifications of the other nominees for election to the Board at the Meeting. The director declarations and bios of said nominees were made available to the Board and clearly show their experience and background are highly suitable for the needs of the Company.

Lazar’s sole purpose is to cease the mismanagement which has led to the current Company’s position. Lazar recommends that all of the Company’s shareholders VOTE FOR the removal from office, immediately following the Meeting, of each of the Company’s current directors (except for the external directors) as stated under Proposal no. 1.1 of the proxy statement published for the Meeting.

2.	Lazar’s Position on Proposal No. 1.2 – Lazar Director Nominees

Lazar believes that the current directors must be replaced due to the continuous poor performance of the Company. In order to set the Company on a path to growth, Lazar has proposed that the shareholders of the Company elect to appoint seasoned director candidates which have significant experience and proven capabilities as directors, and members of senior management in publicly traded companies. Each of Messrs. David Elliot Lazar, Uri Ben-Or and Eric Greenberg (the “Lazar Nominees”) has the skills and background that make a perfect fit to the Company’s needs and circumstances.

Through a combination of experience, financial acumen, and a fresh and unbiased perspective, Lazar believes that with the election of the Lazar Nominees, the Company’s management could greatly improve, and shareholder value could meaningfully increase.

Should they be elected to the Board, the Lazar Nominees intend to work tirelessly for the benefit of all the Company’s shareholders with an emphasis on opportunities in ‘hot sectors’, such as Bitcoin Mining, Cryptocurrency Exchanges, Electric Vehicle’s and lithium-ion battery companies which have the potential to unlock meaningful value to all the Company’s shareholders. Lazar is already in communication with companies in the aforementioned sectors, and believes in his ability to complete such a transaction.

Lazar’s position on the proposed resolution is that the Lazar Nominees are well-suited to serve as directors. Lazar recommends that all of the Company’s shareholders VOTE FOR the election of the Lazar Nominees, as stated under Proposal No. 1.2 of the proxy statement published for the Meeting.

See biographical information on Lazar Nominees in Exhibit A.

3.	Conclusion

Lazar’s arguments speak for themselves. The replacement of the current directors of the Company (except for the external directors) has been long overdue and the election of the Lazar Nominees to serve on the Company’s board of directors in their stead would be greatly beneficial for the Company and its shareholders.

EXHIBIT A

David Elliot Lazar

Mr. Lazar is the CEO of both Custodian Ventures LLC & Activist Investing LLC, which focus on spotting opportunities in the capital markets to increase shareholder value. Activist Investing specifically specializes in "Turn Around Situations" in financially distressed public companies. Mr. Lazar has profound knowledge of financial and operations management, public company management, accounting, audit preparation, due diligence reviews and SEC regulations. In addition, Mr. Lazar has specific expertise in mergers and acquisitions and capital restructuring.

Uri Ben-Or

Mr. Ben-Or brings over twenty years of broad experience in corporate finance, accounting, M&A transactions, and IPO’s. His experience includes serving as CFO of public life science companies traded on the Tel Aviv Stock Exchange, Nasdaq and OTC. Mr. Ben-Or holds a BA degree in Business Administration from the College of Management, Israel and an MBA from Bar-Ilan University, Israel and is a Certified Public Accountant.

Eric Greenberg

Mr. Greenberg has a BBA, and an MBA in Finance with over 30 years of capital markets experience. As a trader and portfolio manager at hedge funds, his areas of expertise included the development of trading strategies, portfolio management and deal structuring. Mr. Greenberg was a Co-Founder of Blink Charging Co, a leader in the EV charging industry. In addition, Mr. Greenberg provides services for companies across a variety of industries, such as life sciences, fintech, internet platforms, and others.